

Suite 1550 – 355 Burrard Street
Vancouver, B.C., Canada, V6C 2G8
Tel: (604) 331-1757 Fax: (604) 669-5193

BC Securities Commission   Alberta Securities Commission
9th Floor   4th Floor
701 West Georgia Street   300 – 5th Avenue SW
Vancouver, B.C., V7Y 1L2   Calgary, AB, T2P 3C4

Dear Sirs / Mesdames:

NOTICE OF FILING AN ANNUAL INFORMATION FORM
UNDER MULTILATERAL INSTRUMENT 45-102 ("AIF")

I, Barry C.J. Ehrl, President and Chief Executive Officer of Derek Oil & Gas Corporation (the "Company"), do hereby advise as follows:

1) On November 5, 2003 I did cause to be filed with the British Columbia and Alberta Securities Commissions the Company's Form 20-F Annual Report ("Form 20-F") that was filed with the U.S. Securities & Exchange Commission effective November 5, 2003.

2) The filing of the Form 20-F took place through the facilities of SEDAR under SEDAR project number 00586122; and

3) The Company has filed its Form 20-F as its Current AIF, as that term is defined in Multilateral Instrument 45-102.

Dated November 5, 2003

DEREK OIL & GAS CORPORATION

PER: ___"Barry C.J. Ehrl"_____
         Barry C.J. Ehrl
         President & C.E.O.